VIA EDGAR

September 29, 2011

Mr. Jim Allegretto
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 16, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 2, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2011
File No. 333-2101

Dear Mr. Allegretto:

This letter is written in response to the comments given by the staff (Staff) of the Division of Corporation Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated August 23, 2011 (re-issued September 15, 2011) to Anthony J. Alexander, Chief Executive Officer of FirstEnergy Corp. (FirstEnergy) with respect to FirstEnergy’s Form 10-K as filed on February 16, 2011 (2010 Form 10-K), FirstEnergy’s Form 10-Q as filed on August 2, 2011 (Second Quarter Form 10-Q) and  FirstEnergy’s Definitive Proxy Statement as filed on April 1, 2011 (2011 Proxy Statement).

For your convenience, we have set forth each comment from your letter in bold typeface immediately followed by FirstEnergy’s response.  Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2010 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 140

Consolidated Statements of Common Stockholders’ Equity, page 142

1.
We note the existence of a non-controlling interest in your capital structure.  Please tell us whether you considered disclosing the amounts of consolidated net income and consolidated comprehensive income attributable to both the controlling and non-controlling interest in your consolidated statements of common stockholders’ equity.  Also, please tell us whether you considered providing a reconciliation for the beginning and the end of the period carrying amount of equity attributable to controlling and non-controlling interests in your consolidated statements of common stockholders’ equity.  Please refer to ASC 220-10-45-5, 220-10-45-8, 810-10-50-1A(a) and 810-10-50-1A(c).

Response:
FirstEnergy has disclosed the loss attributable to the non-controlling interest in its consolidated statements of income for all periods presented.  Such losses were $24 million, $16 million and $3 million for 2010, 2009 and 2008, respectively. FirstEnergy has also disclosed the balance of the non-controlling interest in its consolidated balance sheets.  The non-controlling interest was a debit balance of $32 million and $2 million and total equity was $8,513 million and $8,557 million as of December 31, 2010 and 2009, respectively.

FirstEnergy has not separately disclosed the amounts of consolidated net income and consolidated comprehensive income attributable to both controlling and non-controlling interest in a consolidated statement of equity due to the insignificance of the amounts relating to the non-controlling interest and the fact that no items in other comprehensive income have been attributable to the non-controlling interest.  Similarly, FirstEnergy has not provided a reconciliation of the beginning and ending balance of the non-controlling interest because of the insignificance of such interest and the fact that the changes in the equity of the non-controlling interest have consisted of net income attributable to the non-controlling interest (which is disclosed on the face of the consolidated statement of income) and minor equity distributions.

Note 2.  Summary of Significant Accounting Policies, page 179
(C) Earnings Per Share of Common Stock, page 181

2.
Please tell us how you disclosed the amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been anti-dilutive for the periods presented.  Refer to ASC 260-10-50-1.

Response:
There were no potentially dilutive securities excluded from the diluted EPS calculation for the years ended December 31, 2009 and 2008. The diluted EPS calculation for the year ended December 31, 2010 excluded 1,470,501 shares of FirstEnergy common stock underlying outstanding stock options and 266,281 shares of restricted stock because the inclusion of these shares in the calculation would have been antidilutive. FirstEnergy did not disclose the amount of potentially dilutive securities excluded from its diluted EPS calculation because the number of such securities was not significant compared to the weighted average number of outstanding shares (approximately 305 million shares) used in the diluted EPS calculation for 2010. In future filings, FirstEnergy will disclose the amount of potentially dilutive securities excluded from the calculation of diluted EPS or will include a statement that such amounts were not material.

Note 3.  Pension and Other Postretirement Benefit Plans, page 185

3.
Please tell us whether you considered providing disclosure of the beginning and ending balances of the benefit obligation and fair value of plan assets for FES and the Utilities.  Please refer to 715-20-50-1.  Please tell us your basis for exclusion.

Response:
FirstEnergy’s pension and other postretirement benefit (OPEB) plans are neither multiemployer nor multiple-employer plans.  However, because the pension and OPEB costs and funded status are components of cost recovery in the rate regulated jurisdictions in which FirstEnergy's utility subsidiary registrants operate, each subsidiary registrant is allocated a portion of the net periodic costs of the plans and is also allocated a portion of the fair value of plan assets and benefit obligations.

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We provide all disclosures required under 715-20-50-1 for the FirstEnergy pension and OPEB plans in FirstEnergy’s consolidated financial statements.  In addition, we disclose net periodic pension and OPEB costs and the net pension and OPEB asset (liability) recorded by each subsidiary registrant.  We do not believe that the additional disclosure of the allocated amounts of the fair value of plan assets and changes in the fair values of plan assets or the disclosure of the allocated amounts of the benefit obligation and changes in the benefit obligations as if each subsidiary registrant had its own single-employer plans would be meaningful or appropriate.

4.
Please tell us the significance of remeasurement of your qualified pension plan as was done as of August 31, 2009.  Please tell us the impact on your required disclosures as a result of your elective remeasurement.  Please tell us whether you anticipate the $250 million voluntary contribution in 2011 will result in a decision to re-measure and the accounting and disclosure implications of that election.

Response:
During September 2009, the Utilities and ATSI made a $500 million voluntary contribution to the FirstEnergy Corp. Pension Plan.  The decision to make this contribution was made subsequent to the annual actuarial valuation performed in late 2008 that established the actuarially determined benefit obligation as of December 31, 2008, and served as the basis for pension costs for the following 2009 calendar year. Because this large contribution was not anticipated in the 2008 actuarial determination of 2009 pension costs and given the significance of the contribution (exceeding 10% of plan assets at that time), FirstEnergy elected to remeasure its pension obligation as of August 31, 2009 and calculate its pension costs for the remainder of calendar year 2009 based on this actuarial remeasurement.  A note to FirstEnergy’s consolidated financial statements included in its Form 10-Q for the quarter ended September 30, 2009 described the pension remeasurement and disclosed that the contribution and actuarial remeasurement decreased FirstEnergy’s accumulated other comprehensive income by approximately $494 million ($304 million, net of tax) in the third quarter of 2009 and reduced FirstEnergy’s expected net postretirement benefit cost (including amounts capitalized) for the remainder of 2009 by $7 million, including a $2 million reduction that was applicable to the third quarter of 2009.

At the time of the annual actuarial valuation of the FirstEnergy qualified pension plan performed as of December 31, 2010, and as disclosed in the 2010 Form 10-K, management anticipated contributing $250 million to the plan during 2011.  Because this contribution was anticipated and considered in the actuarial determination of  2011 pension costs and the contribution represented less than 5% of plan assets, FirstEnergy did not perform a remeasurement at the time of the contribution.

Note 4.  Stock Based Compensation, page 192

5.
We note that restricted stock, restricted stock units and performance unit awards earn dividend equivalents.  Please tell us whether dividend equivalents credited to unvested awards are forfeitable and if not, whether the two-class method of computing earnings per share is necessary.  Please refer to ASC 260-10-45-61A.

Response:
All dividend equivalents credited to unvested stock-based awards are forfeitable.  In accordance with ASC 260-10-45-61A, the two-class method of computing earnings per share is therefore not necessary.

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Note 7.  Leases, page 212

6.
We note that you recognized above-market lease liabilities for the Beaver Valley Unit 2 and the Bruce Mansfield Plant.  In this regard, please tell us why the above-market lease liabilities included in Note seven on page 214 differ from the amounts included in the consolidated balance sheets as of December 31, 2010 and 2009.

Response:
The liability for the above-market Bruce Mansfield Plant lease is included on the consolidated balance sheets of FirstEnergy Solutions Corp. on page 145 of the 2010 Form 10-K.  The noncurrent portion is shown on the line entitled “Lease market valuation liability” and the current portion is included in “Current Liabilities – Other.”  Because the counterparty to the lease is an independent third party, the above-market Bruce Mansfield Plant lease liability is also included in similar lines on the consolidated balance sheets of FirstEnergy Corp.

The liability for the above-market Beaver Valley Unit 2 lease is included on the consolidated balance sheets of The Toledo Edison Company on page 160 of the 2010 Form 10-K.  The noncurrent portion is shown on the line entitled “Lease market valuation liability” and the current portion is shown on the line entitled “Current Liabilities – lease market valuation liability.”  The counterparty to the lease is a subsidiary of FirstEnergy Solutions Corp. and the above-market Beaver Valley Unit 2 lease liability is eliminated in consolidation and therefore does not appear on the consolidated balance sheets of FirstEnergy Corp.

Note 14. Commitments, Guarantees and Contingencies, page 235
(C) Environmental Matters, page 237

7.
We note your disclosure that you cannot predict the outcome of certain environmental matters and what further actions, if any, or the costs or the timing thereof, that may be required with respect to the matters.  Please tell us whether it was possible to make an estimate of reasonably possible losses or range of loss in excess of amounts accrued.  For those contingencies where you are unable to estimate the possible loss or range of loss, provide an affirmative statement that such an estimate cannot be made.  In addition, for those matters where you are unable to estimate the possible loss or range of loss, please tell us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.  Please refer to ASC 450-20-50.

Response:
With respect to the matters referenced in the Staff’s comment, we respectfully submit that no reasonably possible losses in excess of accrued amounts were estimable at the time the filing was made. The eventual outcome of legal or regulatory proceedings is often difficult to predict, particularly where the proceeding is in its early stages, such as notices of violations, or where claimants seek indeterminate damages.  As a result, judgments about the outcome, timing and potential loss relating to proceedings are difficult to make and are subject to risks and uncertainties that could cause actual results to be materially different from those we predict. In accordance with applicable accounting guidance, we establish an accrued liability for legal and regulatory proceedings when those proceedings present loss contingencies that are both probable and estimable.  Any such accruals are adjusted thereafter, if appropriate, as the proceeding develops.  Where an accrued liability has not been established but we believe a loss is reasonably possible, as well as for proceedings where an accrued liability has been established but for which an exposure to loss in excess of the amount accrued is reasonably possible, we provide a current estimate of the range of possible loss if such determination can be made and is material or indicate that an estimate of the range of possible loss cannot be made. Estimated ranges of possible loss are based on currently available information and

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actual results may vary significantly.  For proceedings where we are unable to estimate the possible losses or a range of possible loss, we respectfully advise the Staff that we have included disclosure regarding the potential magnitude of the claim to the extent possible.

Following the guidance under ASC 450, FirstEnergy quarterly evaluates the status of the legal and regulatory proceedings in which it is involved to evaluate whether accruals are appropriate and to determine whether it can make an estimate of reasonably possible loss or range of possible loss for the matters referenced in the Staff’s comment.  As part of this evaluation, FirstEnergy considers, among other things, the nature of the litigation or claim, its status at the time of the filing of the applicable periodic report, the opinion or views of its outside defense counsel and other advisers, our past experience in similar matters and the experience of other entities (i.e., court rulings, or administrative decisions in factually-similar cases).

FirstEnergy undertakes specific quarterly procedures to estimate any possible loss, or range of loss, or to determine that such an estimate cannot be made. Representatives from our Accounting and Legal groups (and the Environmental group with regard to environmental matters) meet regularly to discuss and assess various outstanding claims. This assessment includes a consideration of the facts and circumstances as well as whether a specific dollar claim has been made. In addition, each quarter management conducts at least two disclosure subcommittee meetings after the quarter close, and prior to the filing of the applicable periodic report, attended by representatives from Accounting, Legal, Enterprise Risk Management, Investor Relations and Communications. As part of these meetings, outstanding litigation and various other potential contingencies are discussed and assessed.  As a result of these efforts, FirstEnergy believes it has an appropriate process in place to estimate any loss or range of loss, or to determine that such an estimate cannot be made. The appropriate disclosures in FirstEnergy’s periodic reports are updated based on the information provided in these meetings.  Prior to the filing of each of our periodic reports, a meeting of FirstEnergy's entire disclosure committee, including key executives representing all business units, is held to review and provide updates to the disclosures contained in the periodic report. If any outcome, resolution, or new litigation matter occurs prior to the filing of such report, FirstEnergy makes appropriate updates in the relevant report prior to the filing of such report with the Commission.

Where applicable in future filings, when an estimate of possible loss or range of loss cannot be made, FirstEnergy will include in its disclosure an affirmative statement that such estimate cannot be made, for each material contingency for which the likelihood of an unfavorable outcome is reasonably possible.

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Combined Notes to the Consolidated Financial Statements, page 27
Note 2. Merger, page 27

8.
Reference is made to your March 3, 2011 correspondence to the staff regarding Purchase Accounting-FirstEnergy Corp. Acquisition of Allegheny Energy, Inc.  To the extent such correspondence has not been filed via EDGAR, please include your correspondence in your response to the preceding comments on your December 31, 2010 Form 10-K.  In regards to the content of your submission, please answer in detail the following questions:

•	How you propose to treat any gain or loss upon future refinancing of Allegheny debt for regulatory purposes and in regulatory filings;

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•	The consideration given to not recording a fair value adjustment on the debt, as opposed to recording a regulatory offset and subjecting it to ASC 980;
•	The extent to which a “hypothetical” capital structure would differ materially from what has been the historical capital structure of the specific Allegheny subsidiary; and
•	How amortization of the fair value adjustments on the debt will be treated in regulatory filings and whether such amortization will be included in the determination of achieved rate of return.

Response:
The March 3, 2011 correspondence to the Staff is attached as Exhibit I and is included in this response filed via EDGAR.  Certain of the questions raised in this Comment 8 are addressed in detail in that correspondence.

Upon any future refinancing of Allegheny debt for which fair value adjustments were recorded without a regulatory offset, FirstEnergy proposes to recognize any gain or loss in income (i.e., not create a regulatory deferral) based on the carrying value of the debt at the time of the refinancing, including any unamortized fair value adjustment relating to the debt.  In the event that the West Virginia environmental control bonds are refinanced, the gain or loss would be deferred for recovery or credit to customers through the securitization rider since a regulatory offset was recognized for the fair value adjustment on those bonds.  Similarly, in the event that TrAIL’s debt is refinanced, any gain or loss would be deferred for recovery or credit to transmission customers through TrAIL’s formula rate recovery mechanism.

The March 3, 2011 correspondence referred to above describes FirstEnergy’s considerations and rationale that resulted in the recognition of a regulatory offset to the fair value adjustment relating to the West Virginia environmental control bonds and FirstEnergy’s basis and rationale supporting its determination that regulatory offsets to the debt fair value adjustments were not appropriate for all other debt of the state jurisdictional utilities.

The March 3, 2011 correspondence referred to above describes how a hypothetical capital structure may be used by a regulator to establish rates and the rate of return on rate base.  The purpose of that observation and description was to support the assertion that there is uncertainty regarding the level of recovery in rates of specific debt costs.  The following table shows the actual capitalization structure and the capitalization structure used by the applicable state regulatory commission at the time of the most recent distribution rate case for FirstEnergy’s subsidiaries prior to the merger with Allegheny.

	Actual Capitalization		Rate Case Capitalization
Subsidiary	Debt	Equity	Debt	Equity
CEI	57.6%	42.4%	51.0%	49.0%
OE	43.8%	56.2%	51.0%	49.0%
TE	44.8%	55.2%	51.0%	49.0%
Met-Ed	34.5%	65.5%	51.0%	49.0%
Penelec	26.3%	73.7%	51.0%	49.0%
JCP&L	26.2%	73.8%	47.8%	52.2%

Amortization of the fair value adjustments relating to debt will be segregated and reported in a unique account for regulatory reporting purposes.  We plan to include such amortization for amounts reported to state regulators in rate filings and the determination of achieved rate of return based on the unamortized fair-value-adjusted debt outstanding at that time.

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Definitive Proxy Statement on Schedule 14A

9.
In future filings please provide shareholders with a Notice of Internet Availability of Proxy Materials pursuant to Proxy Rule 14a-16(d), including how a security holder may request a paper copy of the proxy materials at no charge and the date by which they should make the request to facilitate timely delivery.  In this regard, we note that you appear to provide this information in your letter to shareholders; however, it does not appear under the proper heading or contain all of the information that is required pursuant to Rule 14a-16(d).

Response:
FirstEnergy respectfully submits that its Notice of Internet Availability of Proxy Materials pursuant to Proxy Rule 14a-16(d) is not required to advise how a security holder may request a paper copy of the proxy materials at no charge and the date by which they should make a request to facilitate timely delivery.  In this regard, FirstEnergy advises the Staff that it mails a full set of proxy materials to its security holders, with the exception of those who have provided informed consent to access FirstEnergy’s proxy statement and annual report through the Internet.  Accordingly, pursuant to Rule 14a-16(n)(4)(ii), FirstEnergy omitted instructions on how to request a copy of the proxy materials from its Notice of Internet Availability of Proxy Materials in its proxy statement.

FirstEnergy acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filings referred to above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-5296.

Sincerely,

/s/ Harvey L. Wagner

Harvey L. Wagner Vice President, Controller and Chief Accounting Officer

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Exhibit I
E-mail sent March 3, 2011

From: Harvey L. Wagner/FirstEnergy

To: AllegrettoJ@SEC.GOV

Date: 03/03/2011 02:36 PM

Subject: FirstEnergy/Allegheny Energy Merger Purchase Accounting Adjustments

Jim -

I promised to get back to you once our merger was closed regarding the creation of a regulatory asset in connection with the fair value adjustments associated with outstanding utility debt.

The merger closed last Friday and as you will see on the attached draft letter, several of the regulatory commissions specifically ordered the Allegheny utilities not to create regulatory assets for any purchase accounting adjustments related to the merger.

(See attached file: SEC-3-3-11.doc) [the content of this file is attached below]

Since recovery of the regulatory assets is not probable due to the actions of the applicable regulators, we believe that it would be inappropriate to recognize a regulatory asset relating to the fair value adjustments of the outstanding debt of Allegheny's regulated utilities.

I thought I would get this information to you informally in the event that was your preference for resolution. If not, please advise and I will send the letter to you in final form. We are planning to file the required pro forma financial statements in an amendment to our 8-K dated February 25, 2011, on March 30, 2011 -- one week before a scheduled meeting with investors and security analysts -- and we want to make sure that there are no accounting issues from your perspective before filing the pro formas.

Thanks for your consideration.

Harvey

Attachment to e-mail
dated March 3, 2011

DRAFT

March 3, 2011

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:  Purchase Accounting – FirstEnergy Corp. Acquisition of Allegheny Energy, Inc.

Dear Mr. Allegretto:

This letter is a follow-up to our conversations last summer regarding regulatory asset recognition relating to the debt fair value purchase accounting adjustments in connection with the merger of FirstEnergy Corp. and Allegheny Energy, Inc.  You may recall that the pro forma financial information included in FirstEnergy’s Registration Statement on Form S-4 included establishing regulatory assets related to fair value adjustments to the carrying value of the debt of Allegheny’s regulated utilities under the assumption that the regulatory assets would be recovered in each regulatory jurisdiction.

We have received all required regulatory approvals, including approvals from the Federal Energy Regulatory Commission (FERC) and the state commissions in Maryland, Pennsylvania, Virginia and West Virginia and the merger was closed effective last Friday.

Provided below is a background review of the accounting issue we discussed previously, a summary of the decisions from the applicable regulatory bodies that deny the creation and recovery of any regulatory assets through the purchase accounting process and our proposed resolution of the issue.

Determination of fair value

In accordance with ASC 805-20-30, the acquirer in a business combination is required to measure the identifiable assets acquired, liabilities assumed and any noncontrolling interest of the acquiree at fair value. ASC 805 states that fair value is based on the definition in ASC 820-10-20, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Assets of a Regulated Utility

The regulatory process is considered in the valuation of assets in a business combination for regulated utilities but it does not change the underlying concepts of the standard. FirstEnergy believes that the actions of a regulator should be factored into the market participant approach required under ASC 820 -- the relationship with the regulator extends beyond governance due to the public interest in the asset’s use and disposition. Furthermore, consistent with concepts established in ASC 820-10-35-10, the highest and best use must follow potential uses that are legally permissible and financially feasible -- these limitations apply for regulated utilities. Due to the lack of a readily available market for these assets and because values for the assets are based on cash flows returned though the ratemaking process, we have determined the regulatory environment represents the highest and best use to determine fair value of rate base assets.

The rate-setting and cost recovery provisions currently in place for Allegheny Energy’s regulated operations provide revenues derived from costs including a return on investment on net assets included in rate base. As a result, we believe that the carrying values of Allegheny Energy’s assets subject to these rate setting provisions approximate the fair values of such assets.

Liabilities of a Regulated Utility

For current liabilities, book value generally approximates fair value due to the short-term nature of the accounts.

Unlike the assets of a regulated utility, the fair values of long-term liabilities that are not considered in rate base are not directly affected by the ratemaking process.  As a result, FirstEnergy concluded that the fair value of the utility debt must be determined under the fair value provisions of ASC 820 -- based on the credit quality, coupon rate and other terms of each outstanding debt issue. The fair value of debt calculated in this manner represents the price a market participant would be willing to pay to assume debt with similar attributes.

Recognition of a Regulatory Offset

FirstEnergy separately considered the issue of whether a regulatory offset should be recorded pursuant to ASC 980, Regulated Operations, for the fair value adjustments recorded in a business combination. Regulatory action can cause a regulatory asset or liability to arise in connection with purchase accounting -- the recognition of a regulatory offset could be established for fair value adjustments if the predecessor entity had the right to recovery, and the predecessor would have recorded a regulatory asset if the contractual or other right or obligation had been recorded. Fair value adjustments that have not historically met the criteria under ASC 980 would not be recognized in purchase accounting, unless regulatory approval of future recovery is obtained or precedent is established in the jurisdiction during merger approval, which would create a direct cause and effect relationship of amounts to establish a regulatory offset in purchase accounting.

The rate making process for a regulated utility, including the regulated utilities of Allegheny Energy, generally follows the revenue requirements model, which is shown as follows, with further explanation of the various components:

(Rate Base   x   Pre-Tax Rate of Return) + Operating Expenses   =   Revenue Requirement

The rate bases of Allegheny Energy’s regulated utilities include regulated plant and other capital assets carried at historical cost, less accumulated depreciation (excluding any fair value adjustments made in accordance with ASC 805). Capital costs, including the capitalized interest portion of Allowance for Funds Used During Construction (AFUDC), are recovered under the ratemaking formula as a component of allowable operating expenses (i.e., depreciation expense).  As the capital costs are depreciated, the depreciation of these assets is included as part of operating expenses to be recovered from customers. As such, AFUDC that becomes part of capital costs under ASC 980 is recovered directly in rates. However, this accounting does not impact the valuation of currently outstanding debt and whether fair value adjustments that increase the carrying value of this debt (reflecting differences between the coupon rate of debt and market rate as well as credit adjustments) will be recovered from customers. This is part of the operating income requirement calculation discussed below.

Regulated utilities are generally authorized to earn a return on their rate bases.  This reflects the intent to recover the costs of equity and debt that are incurred from investing in rate base.  For example, if a utility is required to construct additional distribution assets, it may be required to issue debt and/or equity to make the required investments. In the revenue requirements model above, the interest cost and shareholder return (including dividends) are recovered through the return on rate base.  This return implicitly considers both the return required for debt and equity holders.  This recovery would be established as part of the utility’s authorized rate of return in rate proceedings.

The rate of return could be established annually under certain circumstances, but for Allegheny Energy’s state jurisdictional utilities, establishing the allowed rate of return is limited to base rate proceedings. Unlike the specific recovery of depreciation, interest on long-term debt is not included as an allowable operating expense. The revenue requirement established is based on a rate of return that the regulated utility is authorized to earn on the allowed rate base. This rate of return takes into consideration the cost of equity and debt at the time those components are established as part of the rate proceeding. Based on FirstEnergy’s and Allegheny Energy’s historical experiences, the determination of the cost of debt may incorporate the actual cost of the jurisdictional utilities’ borrowings and capital structure at the time of the rate proceeding, or may be based on a hypothetical capital structure. Specifically, three factors may cause the long-term debt return authorized in a rate proceeding to vary from the actual cost of the long-term debt.

First, the cost of debt may be determined based on coupon rates of the utility’s outstanding debt at the time the rates are established. For example, if long-term debt of a regulated entity matures or is refinanced, the actual debt cost will likely change, but rates will not be adjusted to reflect the new debt costs unless and until the regulated entity makes a new rate filing.

Second, the regulator may determine the rate of return based upon a hypothetical capital structure comprising both debt and equity. For example, the regulator may determine that the debt-to-equity ratio is not appropriate for the company and may adjust the structure for purposes of setting rates. A company may have a 1.5:1 debt-to-equity ratio; however, for purposes of setting rates, the regulator may set a debt-to-equity ratio of 1:1. Based on FirstEnergy’s recent rate cases, as well as current trends observed in the industry, FirstEnergy considered the Regulators’ propensity to elect a hypothetical capital structure to determine approved rates. In fact, FirstEnergy has recent experience in two jurisdictions, including Pennsylvania (the jurisdiction of Allegheny Energy’s largest regulated utility, West Penn Power), where a hypothetical capital structure was used to determine the cost of debt. FirstEnergy has seen an adjustment to a hypothetical capital structure vary by up to 240 basis points from the actual capital structure at the time of the rate case proceeding.

Third, the regulated entity may finance assets not included in rate base and therefore these costs would be excluded from the revenue requirement established in the rate proceeding.  These three factors as it relates to the state jurisdictions in which Allegheny Energy operates are discussed below.

Allegheny Energy’s state jurisdictional subsidiaries operate in three states -- West Virginia, Maryland and Pennsylvania.  Allegheny Energy’s most recently approved base rates in West Virginia (2010) and Maryland (1998) were approved without detail of the underlying revenue requirement or rate of return established. The lack of visibility to the amount of debt and related interest applied to the debt creates uncertainty on the level of recovery of specific debt costs. Allegheny Energy’s most recent base rate case in Pennsylvania occurred in 1994. Transmission assets owned by Allegheny Energy are partially located in Virginia and are regulated by the FERC.  Allegheny Energy’s state jurisdictional utilities do not have interest and other debt-related costs as a direct input into the ratemaking process, there are no regulatory mechanisms that directly incorporate interest costs or other debt-related costs, except as noted below, and there is no history in these jurisdictions of direct recovery of amounts related to interest rate swaps, or other debt-related costs other than gains or losses on reacquired debt. Utilizing Allegheny Energy’s most recent rate cases and rate structure, there is limited evidence to determine the correlation between the interest and debt-related costs allowed at the time of the rate proceeding and the interest and debt-related costs currently recovered in rates. Because of the lack of direct inputs into the ratemaking process and disparity in actual costs and rate design, specifically the difference in the cost of debt that can be determined in a rate case as well as the overall capital structure, a direct cause-and-effect relationship cannot be determined for specific recovery of actual interest or debt-related costs, except for capitalized interest, gains/losses on reacquired debt and West Virginia’s environmental control bonds as described below.

Most utilities, including the Allegheny utilities, generally provide annual filings to the state commissions reporting the companies’ actual rates of return on their rate bases. This calculation is provided to show that the utility is not significantly over- or under-earning on its rate base, while also providing evidence that the utilitiy is recovering its costs and earning a reasonable rate of return.  This information is also used to demonstrate that the utility continues to meet the criteria for application of ASC 980.  It is important to note that these filings only demonstrate the overall rate of return on rate base.  These filings do not result in an automatic adjustment to rates based on how the entity is currently capitalized and whether specific debt costs are being directly recovered under the current rate structure.  As such, we believe that this provides further evidence of the lack of the direct cause and effect relationship between debt costs and rates.

Capitalized Interest

Allegheny Energy’s state jurisdictional subsidiaries recorded interest expense of $139.3 million in 2010 and $149.1 million in 2009. During those same periods, these subsidiaries capitalized interest as a component of AFUDC of $2.6 million and $2.4 million, respectively, representing five percent or less of total interest costs for those years. The rate-setting and cost recovery provisions currently in place for Allegheny Energy’s regulated operations provide revenues derived from costs, including a return on investment of net assets and liabilities included in rate base. The recovery of capital costs, including capitalized interest included in AFUDC, is achieved under the ratemaking formula in the form of depreciation expense as a component of allowable operating expenses. Specifically, as the capital costs are depreciated, the depreciation on these assets is included as part of operating expenses to be recovered from customers. As such, AFUDC capitalized under ASC 980 is recovered directly in rates.

Environmental Control Bonds of West Virginia

Allegheny Energy received a financing order issued by the Public Service Commission of West Virginia which allowed the issuance of environmental control bonds to finance the installation of pollution control equipment at Ft. Martin Power Station, owned by Monongahela Power Company. This order provided a specific rider to be included in rates that allows Monongahela Power to recover the actual interest paid to the holders of the environmental control bonds.  The order is irrevocable and dedicated to the environmental control bonds. As the financing order was established by Allegheny Energy, and Allegheny Energy will specifically collect the actual interest and principal requirements under the environmental control bonds, FirstEnergy believes that the specific cause and effect relationship required under ASC 980 exists and as such, it is appropriate to record a regulatory offset to accurately present the economics of the actual rate recovery in the financial statements of Allegheny Energy. A regulatory asset will be recorded as an offset to the fair value adjustment of the environmental control bonds in the West Virginia jurisdiction, which will be considered in the rider charged to customers.  The sum of the interest expense under the bonds (reflected based on the fair value of the bonds at the time of the merger) plus the amortization of the regulatory asset will equal the cash payments made to the bond holders, providing the necessary cause and effect required for regulatory accounting purposes.

Regulatory Actions

FirstEnergy and Allegheny Energy received many discovery requests to provide information during the merger regulatory approval process, with a specific focus on the recovery of a regulatory asset established for the debt fair value adjustments in the business combination and resulting impact to rates. Intervenor` testimony opposed recovery of the regulatory asset and influenced regulators to bar recovery of fair value adjustments in future rates. Final Orders approving the merger from the FERC and the Maryland and West Virginia state commissions specifically disallowed the recovery and precluded creation of any regulatory assets associated with any merger purchase accounting adjustments in their jurisdictions by requiring that the applicable Allegheny utility “not establish or record on its books any new regulatory assets related to Merger accounting”.  We have not yet received the Pennsylvania Commission’s written Order and therefore do not know whether the regulatory asset issue was explicity addressed -- we have no reason to believe that it will be specifically addressed or, if addressed, that it will be of a view different than Maryland and West Virginia.  Relevant excerpts from the Orders in the Maryland and West Virginia jurisdictions and the FERC are included on the attachment.

Guidance under ASC 980 states the recognition of a regulatory asset or liability is based on two concepts: 1) that it is probable that future revenues in an amount approximately equal to the capitalized cost will result from the inclusion of that cost in allowable costs for ratemaking purposes; and 2) the regulator intends to provide recovery of that specific incurred cost rather than to provide for expected levels of similar future costs. Based on Allegheny Energy’s specific facts and circumstances, future recovery of either fair value adjustments or a regulatory asset or liability established as part of the business combination between FirstEnergy and Allegheny Energy is not probable.  Therefore, ASC 980 precludes the establishment of a regulatory offset for fair value adjustments that are prohibited by the Regulators in this merger.

If the Allegheny utilities were to record such a regulatory asset without specific regulatory approval of the deferral or expectation of revenue recovery, the regulatory asset must be impaired pursuant to an analysis under either ASC 980 or ASC 360, Property, Plant and Equipment, since there would be no mechanism to recover from ratepayers the regulatory assets established.  If the SEC Staff determines that the impairment is inappropriate to recognize in conjunction with purchase accounting, the Allegheny utilities must recognize the impairment through net income immediately after the consummation of the merger.

Conclusion

Based on the federal and state regulatory Orders approving the merger, the approach we propose is to adjust the long-term debt of Allegheny Energy’s regulated operations to fair value without a regulatory offset.  That approach is consistent with our previous acquisitions -- the merger of Centerior Energy Corporation and Ohio Edison Company in 1997 to form FirstEnergy Corp., and FirstEnergy Corp.’s acquisition of GPU, Inc. in 2001, as well as more recent acquisitions of regulated utilities in accordance with ASC 805, such as Puget Energy, Inc.

If our proposed accounting, in light of the regulatory action described above, does not resolve the matter to your satisfaction, FirstEnergy would be pleased to meet with you, along with representatives from PricewaterhouseCoopers, our independent auditors, at your convenience.

Sincerely,

Attachment

Extracts From Regulatory Orders Approving Merger

Federal Energy Regulatory Commission (FERC)

72.
We accept the proposed accounting to account for the merger as a business combination under ASC Topic 805 and recognize the carrying value of the Allegheny subsidiaries’ assets and liabilities, other than long-term debt, as their fair value.  We also do not take exception with the proposed accounting related to the fair value adjusment to long-term debt.[*]  However, we recommend the Allegheny subsidiaries record the fair value adjustment and the related amortization to interest expense using a separate sub-account of Account 224 and Account 427, respectively.  Additionally, the Allegheny subsidiaries must disclose in the notes to the financial statements of their FERC Form 1 the nature and amount of the fair value adjustment to long-term debt and the related amortization to interest expense.

*  This footnote is not part of the FERC Order, but is included herein for clarity.  The merger application to the FERC pre-dated FirstEnergy’s Registration Statement on Form S-4, filed in connection with the merger, that included the creation of a regulatory asset assuming rate recovery of the debt fair value adjustment.  Accordingly, the above FERC Order precludes the creation of a regulatory asset as an offset to the debt fair value adjustment.

Public Service Commission of West Virginia

Findings of Fact
6.	On November 3, 2010, the Stipulating Parties jointly filed the Joint Stipulation which is attached to this Order as Exhibit A.

Conclusions of Law
2.
Approval of the Merger and the Affiliate Agreements, taking into account the commitments set forth in the Joint Stipulation, is reasonable, gives no party an undue advantage over another, and will not adversely affect the public in this State.

ORDER
IT IS THEREFORE ORDERED that, pursuant to W. Va. Code § 24-2-12, subject to the conditions and commitments of the Stipulating Parties set forth in the Joint Stipulation, subject also to the additional condition as agreed to by FirstEnergy in the Maryland Stipulation that Mon Power, Potomac Edison and TrAILCo each shall not, unless expressly authorized by the Commission, transfer, sell, lease or otherwise dispose of utility property that would have a material impact on their certificated utility operations, and without approving the underlying terms and conditions, the Commission grants its prior consent to the entry into the Merger Agreement and Affiliate Agreements.

IT IS FURTHER ORDERED that the Commission approves the Joint Stipulation, and the additional conditions contained therein, which is attached as Exhibit A to this Order.

EXHIBIT A – JOINT STIPULATION AND AGREEMENT FOR SETTLEMENT
15. j.	No Regulatory Assets Related to Merger Accounting. Mon Power and Potomac Edison will not establish or record on their books any new regulatory assets related to merger accounting.

State of Maryland Public Service Commission

C.            Conditions
Condition 10:   Potomac Edison shall not establish or record any new regulatory assets related to Merger accounting, and shall ensure that the Merger will not affect accounting and ratemaking treatments of accumulated deferred income taxes, including excess deferred income taxes or investment tax credits.